Re:	AU Optronics Corp. Form 20-F for the fiscal year ended December 31, 2010 Filed May 3, 2011 File No. 001-31335
July 8, 2011

Mr. Brian Cascio, Accounting Branch Chief
Ms. Kristin Lochhead
Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 28, 2011(“Staff Comments”) regarding the Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) of AU Optronics Corp. (the “Company”).

In connection with responding to the Staff’s Comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our 2010 Form 20-F. Set forth below are the Company’s responses to the Staff Comments.  The Staff Comments are repeated below in italics and followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2010

Note 10. Equity Method Investments, page F-37

1. Regarding the joint venture with SunPower Technology (AUSP), we note that you contributed technology with an estimated fair value of US$30 million and a cash payment of US$28 million. We also note the disclosure that you recognized deferred revenue of US$30 million for your contribution to AUSP and that you are recognizing the amount into earnings over the useful life of the technology. Please explain to us how you accounted for the contribution under U.S. GAAP. Under FASB ASC 323-10-30-2, an investment in a joint venture should be measured at cost in accordance with the guidance in ASC 805-50-30. Tell us the basis under U.S. GAAP for recognizing the amount contributed to a equity method joint venture as revenue in your financial statements rather than as an investment in the joint venture.

Response

In order to obtain a 50% equity ownership interest in the common shares of AUSP, the Company has contributed both non-cash assets with a fair value of US$30 million and cash of US$28 million to AUSP. The non-cash assets injected to AUSP include know-how and technology of FAB management manners on streamlining of manufacturing processes (collectively, the “Contributed IP”).  Prior to the transfer, the Contributed IP was precluded from asset recognition under both U.S. GAAP and ROC GAAP on the Company’s consolidated balance sheets.

“ASC 323-10-30-2. An investor shall measure an investment in the common stock of an investee initially at cost in accordance with the guidance in Section 805-50-30: 30-1 Paragraph 805-50-25-1 discusses exchange transactions that trigger the initial recognition of assets acquired and liabilities assumed. Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books….30-2 Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash…, measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets…”

The Company and SunPower have engaged a third party valuation specialist to assist them in determining the fair value of the Contributed IP.  In determining the fair value of the Contributed IP, the relief-from-royalty approach was used, which is based on the assumption that a company would be willing to pay a royalty to the owner of an asset to exploit the economic benefits deriving from that asset.

“ASC 805-30—30-8.  The consideration transferred may include assets or liabilities of the acquirer that have carrying amounts that differ from their fair values at the acquisition date (for example, nonmonetary assets or a business of the acquirer). If the fair value of assets or liabilities recognized as consideration transferred is different from the carrying amount of those assets or liabilities, a gain or loss is generally recognized in earnings.”

Although the acquisition of the 50% equity ownership interest in the joint venture does not qualify as a business combination because it involves the formation of a joint venture (ASC Paragraph 805-10-15-4), the Company believes that when determining the cost of an acquired investment accounted for pursuant to the equity method of accounting, the investor should follow the same guidance used in business combinations. Consequently, the Company determined that the total initial acquisition cost for the investment in AUSP was US$58 million, which included US$28 million for cash invested and US$30 million for the Contributed IP given. At the time of investment, a US$30 million gain occurred because of the difference between the fair value of the Contributed IP (US$30 million) and its respective carrying amounts (US$0).  In determining whether this gain should be recognized immediately, the Company considered the guidance in SAB 101 that states that the staff believes that:

“the related income are earned as services are delivered and/ or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”

The Company treated the total Contributed IP mentioned above as a consideration to invest in AUSP.  Therefore, such consideration was considered as a form of sale of the Company’s know-how and manufacturing processes and accounted for by its fair value.  According to the joint venture agreement, the Company will have to continuously provide industrial process streamlining and manufacturing engineering, including supply chain management and logistics, system analysis and techniques, production planning and control, facilities design and work space design, statistical process control, operations management, productivity improvement and materials management to the joint-venture entity.  As such, income related to the sale of its plant management services is earned when services are delivered or performed through an expected period of time.

The plant management and manufacturing expertise will be provided over the time through the Company’s continuous involvement. Therefore, the revenue resulted from the contribution of the non-cash assets should not be recognized in earnings right away at the acquisition date and should be retained as deferred income on the contribution date and be recognized as earnings over an expected period of performance, which here is the economic performance year of 7 years.

2. As a related matter, we note that you own 50% of AUSP. Please explain to us your analysis of why the equity method is the appropriate method to account for your interest in AUSP.

Response

Management considered whether or not the Company is the primary beneficiary of AUSP based on the following:

ASC 810-10-25-38 through 25-41 for guidance on determining the primary beneficiary 25-38A-A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. … A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

AUSP’s economic performance will be significantly impacted by its manufacturing of high-efficiency solar cells and by its revenue generated from solar products. According to the Joint Venture agreement (the “Joint Venture Agreement”), the Company and SunPower both contribute intellectual property to AUSP to manufacture solar cell and streamline the manufacturing process. The Company provides the manufacturing expertise to lower the cost and SunPower offers the patented technology over the high-efficiency solar cell to AUSP.

Although the Company appoints the chief executive officer according to the Joint Venture Agreement, the chief executive officer is basically an executor to follow the resolutions of the Board of Directors with respect to their decisions about the operations of AUSP in the ordinary course of business. AUSP’s board consists of six directors. The Company and SunPower have equal right to nominate three directors for the Board of Directors. The decisions relating to matters set forth in the Joint Venture Agreement which such matters may impact AUSP are subject to the approval of the majority of the directors of the Board which the approval of at least one director nominated by SunPower and at least one director nominated by the Company. The decisions of the Shareholders Meeting are subject to affirmative vote of at least 55% of the shares of the total issued and outstanding shares.

Therefore, management concluded that the Company alone (through its board representation) does not have the power to direct the activities of AUSP that most significantly impact the AUSP’s economic performance.

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

According to the Joint Venture agreement, the Company and SunPower has the same obligation to absorb 50% losses of the VIE and to receive 50% residual returns from the VIE. AUSP will retain the existing debt facility agreement with the Malaysian Government in the amount of Ringgit 1.0B (around US$310M). The obligations to the relative debt arrangements are equal to both joint venture partners. Additionally, there are no arranged management fees or other forms of arrangement to the earnings and residual value of AUSP that would impact the expected losses and expected earnings absorbed by the Company and SunPower.

Therefore, management concluded that the Company has the same obligation as SunPower to absorb losses of AUSP that could potentially be significant to the AUSP and the same right as SunPower to receive benefits from AUSP that could potentially be significant to the AUSP.

Consequently, management determined that both characteristics above have not been met and therefore the Company is not the primary beneficiary of AUSP.

Management also considered whether the Company had a controlling financial interest in AUSP in respect of any majority voting interests.   The Company has a 50% voting interest in AUSP at the shareholder level.  Also, the Company (through its board representation) has a 50% voting interest at the AUSP board of director level.  Consequently, the Company does not have a majority voting interest in AUSP and management concluded that the Company does not have a controlling financial interest on a “voting interest” basis.

Therefore, management has concluded that the Company is neither the primary beneficiary of AUSP, nor does the Company have a majority voting in AUSP.  Consequently, the Company is precluded from consolidating AUSP and must accounting for its investment in AUSP under the equity method.

Note 28. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-96

(t) Additional US GAP disclosures

(3) Pension-related benefits

3. Please tell us where you have provided the disclosures required by FASB ASC 715-20-50-1(d) related to benefit plan assets.

Response

Pursuant to government regulations and the ROC Labor Standards Law, the Company and its subsidiaries located in the ROC have established defined benefit plans. In accordance with the plans and as required by the law, the Company contributes an amount equal to 2% of the employees’ total salaries and wages on a monthly basis to a pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Government authority of ROC will collect the fund as a Labor Retirement Fund and determine the allocation and investment strategies and policies of the assets. The asset allocation may contain, but is not limited to, cash, government loans, equity securities, debt securities and bonds. Furthermore, under the ROC Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The ROC government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The Company has no authority on how to invest the money. Additionally, M. Setek has established its retirement plans in Japan. Under the defined benefit plans, the pension fund from M. Setek is maintained with Asahi Mutual Life Insurance with a fixed yield rate. M. Setek does not have authority on how to invest the money, but is eligible for getting a fixed yield back. Asahi Mutual Life Insurance is responsible for any shortfall in the event that the rate of return is less than the agreed yield rate in the contract. To sum up, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the Company by the government or Asahi Mutual Life Insurance. As such, the Company is unable to provide the disclosures required by FASB ASC 715-20-50-1(d) related to benefit plan assets.

In response to the Staff’s comment, we will add disclosure at Note 28(t)(3) on page F-122 in future filings, stating that the Company has no authority on investment decisions made for the required contributions to the fund and the fund custodian is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

 (10) Fair value measurements, page F-141

4. In future filings, please disclose how you valued the assets identified as Level 3 in the fair value hierarchy established by FASB ASC 820.

Response

In response to the Staff’s comment, we have disclosed the determination of the fair value of non-publicly listed stock at Note 3(g)(3) on page F-20. In future filings, we will provide the same disclosures at Note 28(t)(10) on page F-143.

Financial assets carried at cost consist primarily of non-publicly listed stock. Due to the absence of quoted market prices in an active market, the fair value measurement of the Company’s non-publicly listed stock is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information).

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If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.
By:		/s/ Andy Yang
	Name:	Andy Yang
	Title:	Chief Financial Officer

cc:	James C. Lin, Esq. Davis Polk & Wardwell LLP Alfred Wei KPMG Taiwan Kenneth Bunce KPMG USCMG UK